March 24, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Janice Adeloye
Erin Jaskot

Re:	Tropical Racing, Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 1 Filed March 10, 2022 File No. 024-11454

Dear Ms. Adeloye and Ms. Jaskot:

Tropical Racing, Inc., a Florida corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement Post Qualification Amendment to become qualified at 5:00 PM Eastern Time on March 28, 2022, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours, TROPICAL RACING, INC.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	President